Cortex

AI-powered visual analytics that helps marketers make better creative choices



MEETCORTEX.COM   BOSTON MA

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Why you may want to support us...

1   $600,000 run rate - Cortex hit 150% of plan in October

2   Best in class customers - L'Oreal, Marriott, Toyota, Deloitte, Oreo, Jack Daniels, and more

3   Customers like L'Oreal, KAO, and Marriott have increased their revenue with us in the past 10 weeks

4   Cortex was one of 10 startups accepted into the super competitive Techstars Boston class in 2020

5   Founders' previous company was in the same space and grew fast enough to be on the INC 5000

6   Raised $1.2M to date from really impressive CEO angel investors, Revup Fund, and Techstars

7   14 major international brands are already in late-stage pipeline for onboarding in 2021

Why investors ❤ us

WE'VE RAISED $1,309,995 SINCE OUR FOUNDING



I invested into Cortex, because the potential behind their AI is limitless. Today Cortex helps brands and marketers make the right decision in choosing visuals in the representation of products in categories like beauty, transportation, FMCG or travel. Cortex creates deep insights into the taste of audiences and helps drive commercial and creative decisions at some of the world's best brands like L'Oreal, Toyota, Oreo, Bud Light or Marriot.

The founders Brennan White and Matt Peters grew up as entrepreneurs in the marketing and visual space. They founded Cortex in 2015 with the idea to identify successful patterns behind visuals that companies use to advertise for their products. In a world of social media where decisions are more and more driven by images Cortex can make the decisive difference on how efficient a campaign is. Early on the team showed strong traction and the ability to attract and retain big brand and agency names.

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Christian Magel Founder and CEO of Venture Lane

LEAD INVESTOR ❓   INVESTING $1,000 THIS ROUND & $41,014 PREVIOUSLY

Our team



Brennan White
CEO
A startup guy since college, Brennan started in sales at other people's startups before starting two of his own. His first startup created content for the world's best brands and grew fast enough to be a member of the Inc 5000.


Matt Peters



Chief Customer Officer
Subject matter expert. 15 years as a Creative Director working with marketing leaders at brands like Marriott, Dunkin' Donuts, Sonic, & Puma. Built a successful content agency with two years on the INC 5000. Angel investor.



Dung Phan
Lead Data Scientist
Specialized data scientist. Received Ph.D. degree in Computer Science from the University of Massachusetts Boston. Published 15+ papers in the field of multiobjective optimization and machine learning.



John Lahr
VP of Growth
Leads the Growth team at Cortex, overseeing 45% Quarter on Quarter sales growth last year and expanding the enterprise customer base over 2020. Over the past 6 years, he's brought creative technology to MIT, Marriott, Toyota, Mondelez, and more.



Herman Uscategui
Senior Vice President Strategic Ventures
Led Starbucks to develop global alliances, new markets development across four continents. MA in engineering Saitama University, PhD scholar, University of Tokyo. Master's in economics from Temple University Japan and fluent in several languages.

Story

The SaaS Platform Taking Marketing into the Future

Cortex is a SaaS platform that uses machine learning to predict the performance of visuals. We help enterprise brands like Toyota, L'Oreal, and Oreo save up to 50% spend by predicting the performance of marketing visuals before a single dollar is spent.



The Problem
The Solution
Major global brands have to make up to 15,000 pieces of content a year.
Cortex predicts which visual content will perform successfully before a single dollar is spent.
That means investing in 3,000 pieces of visual content every single workday.
Brands save up to 50% in time and labor expenses.

We've Established Partnerships with Major Global Brands



CORTEX Partnerships
L'ORÉAL PARIS
OREO
TOYOTA
ST. REGIS
SANOFLORE
VICHY
THE RITZ-CARLTON
Kao
GOLDWELL.
gettyimages
ANASTASIA
Deloitte.
VICHY
LA ROCHE-POSAY
FLEXJET

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We Have Traction

We're growing fast, and we'll be on target to hit our 2021 target revenue by landing just 10 of the companies in our current pipeline.

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46 companies own 2,165 total brands in our target industries, making every account we close a significant landmark. Here's a look at our current pipeline:

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Our Business Model Works

We've developed a robust business model that will enable us to scale effectively year over year. Here's how it works:



CORTEX Business Model
Land & expand approach to close fast pilots and convert to annual subscription
Charge premiums for custom models that also increase stickiness

The Market Opportunity is Huge

We've carved out a unique niche in the $600B global advertising market, and demand for visual content in this market is growing at a rate of 30% per year.



CORTEX Market Size
$589B
Cortex Global Image Advertising Market
$177B
Spend on Creative
$198B
Tools & Software Spend

Our Team Has Experience Building Fortune 500 Brands

Our collective expertise spans decades, and we've built the expert team needed to make Cortex the right investment for your portfolio.



CORTEX Team
Entrepreneurs who've lived the problem


Brennan White | CEO
Matt Peters | CCO
Founded a successful content marketing agency for Fortune 500 brands. $10M in annual revenue


Experience Building Products with ML
PhD in Machine Learning
Dimitry Kudryavtsev | VP of Engineering
Built SaaS and ML products for DataXu + the US Govt.
Dung Phan | Lead Data Scientist
PhD in Multivariate Optimization


Experience Building Products with ML
PhD in Machine Learning
John Lahr | Marketing Director
Builds extremely successful inbound campaigns
Herman Uscategui | SVP of Partnerships
16 years leading Starbucks' Partnerships
Total team = 12
1 more sales and 5 more developers

What's Next for Cortex?

Over the next 18 months, we will remain laser focused on repeatedly executing our sales playbook. It works, we have many world class customers to reference, and we have identified 46 specific companies in those same industries that we will target. Selling to a fraction of those 46 will allow us to achieve our 2021 and 2022 goals.

As we do that, we'll continue plugging our software API into other creative software and get paid per use. We have two examples of this in place already. Long term, this will allow us to make high margin revenue every time creatives use any software, be it our platform or others.


INVEST IN CORTEX

Investor Q&A

– COLLAPSE ALL

What does your company do?

Cortex is a B2B SaaS platform used by the some of the world's leading brands to know what images and videos to make, how to make them, and which images and videos to promote with advertising budgets. Brands spend $600 billion every year on visuals without knowing these insights. Much of that $600 billion is wasted and careers can be ruined due to poor performance. With Cortex, that entire $600 billion is de-risked. Brands can invest that money with confidence.

Where will your company be in 5 years?

Cortex hopes to be the brain behind all visual creation in 5 years. When people see things, they develop an opinion nearly instantly. That opinion often determines whether the person will buy or enjoy that thing. Huge categories like entertainment, advertising, packaging, and product design are all impacted by people's opinions formed visually. Cortex will be used to drive strategy in each of those spaces - reducing the risk of creating

new products, ads, entertainment, and packaging.

Why did you choose this idea? ⌄

At our first startup, we saw sophisticated brands from every industry waste hundreds of millions of dollars. It was all due to the exact same problem - they were guessing what ads their audience would like and they got it wrong more often than they got it right. This guessing leads to the terrible advertising that annoys all of us each day.

Why is your technology unique? ⌄

There are no other technologies that can predict how people will react to something that they see.

That core breakthrough is what enables Cortex to work.

Cortex's unique artificial intelligence and growing proprietary data means we're the only ones who can solve this problem for brands BEFORE they have spent time and money on planning, production, and distribution.

Why is this important today? ⌄

15 years ago, consumers encountered brands, products, and services primarily via something text-focused like search.

Now, consumers are more likely to encounter a product or brand via an image or video recommended to them by an algorithm on a platform like Instagram, Snapchat, Tik-Tok, and Facebook.

Having the visual algorithms on social media promoting a brand's content today is like having Google's algorithm helping them 15 years ago.

To compete, brands need technology to help them get reliably recommended by the algorithms on those platforms.

By enabling those brands to create content that audiences like, Cortex triggers the algorithms on sites like Instagram to promote our customers' content further and for that content to have a greater impact when it's seen.

This means brands spend less to acquire new customers than their competitors who have to spend more to keep up.

It creates a flywheel effect that catapults Cortex's customers ahead.

Why are so many of Cortex's early customers world-famous brands? ⌄

The best companies in the world have the biggest advertising budgets and fight the most fiercely for the biggest markets.

They often pay a lot of money to develop a 1% edge on a competitor, because that translates to millions of dollars in their massive market.

By solving a huge problem that has never been solved before, Cortex's customers see their edges increase to the dozens (sometimes hundreds) of a percent in key areas of their marketing.

In the world of massive brands, this creates millions of dollars in value instantly. So they're eager to adopt and expand use of Cortex.

Smaller brands and SMBs will eventually use Cortex as well, but the value created at the global-brand level is astronomical.

Why choose crowdfunding? ⌄

Crowdfunding offers the Cortex Team two strategic advantages:

Crowdfunding spreads the word about Cortex - a breakthrough technology - among investors in the fastest way possible.

Crowdfunding democratizes the financial gains unlocked by paradigm shifts in technology. Those gains have traditionally been limited to a small number of established investors who's lives, frankly, aren't changed by more money.

By helping these newer investors gain access to the chance to make life-changing capital, the Cortex team will build more goodwill among these newer investors than would be possible among the already-established.

Helping more people, more significantly, will pay dividends in the long run.

What is the endgame? How big can this get? ⌄

It has been estimated that humans make 95% of their decisions quickly and "on first sight".

Cortex is the only technology that can predict how people will react to something that they see.

We have the opportunity to be the only technology that enables companies to optimize for the 95% of decisions humans make.

By being the "brain" behind helping companies optimize their operations for those decisions, Cortex stands to create significant value.

For example, in advertising alone, the market is $600B annually for visuals, and that market is growing rapidly.

The packaging world is similarly sized and equally as affected by humans making snap judgements based on something they see.

"Products," in general, is too large a market to accurately quantify, but it's well into the trillions. We may never know exactly how many dollars are moved from one company to the next by humans simply changing a purchase decision based on "preferring how this product looked".

Entertainment is predominantly visual. Entertainment companies have already expressed interest in being able to remove the risk from their $100M+ investments in the biggest movies and TV shows.

If we execute correctly, are adequately funded, and have the right team, Cortex has an opportunity to become the brain that takes a financial piece of all of the above markets. That company, as described, could be one of the largest companies in the world by revenue.

We're focused on building toward that outcome.

